NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

January 20, 2022

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Bradley Ecker
Sherry Haywood

Re:	indie Semiconductor, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 22, 2021
File No. 333-261269

Dear Mr. Ecker and Ms. Haywood:

On behalf of indie Semiconductor, Inc. (the “Company”), we are hereby responding to the letter dated January 14, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on December 22, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 1 to Form S-1

Cover Page 3

1.	We note your response to prior comment one. Please explain your disclosure that a majority of your consolidated revenue was generated from product sales sourced through international companies with a final shipping destination of China. Please tell us the revenues that indie Semiconductor, Inc. currently generates from China and Hong Kong. Also, please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Delaware holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors or tell us how you are not a Chinese operating company but a Delaware holding company with operations conducted by your subsidiaries based in China.

Response:

We have revised the disclosure on the cover page of the Amended Registration Statement as requested.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York
North Carolina | South Carolina | Tennessee | West Virginia

Division of Corporation Finance

January 20, 2022

2.	We note your response to prior comment two. Please explain your disclosure that a portion of your operations are conducted in China by a 50%-owned Chinese subsidiary that you control.

Response:

We have revised the disclosure on the cover page of the Amended Registration Statement as requested.

3.	We note your response to our prior comment 3 and reissue in part. Please clearly disclose throughout your prospectus how you will refer to your subsidiaries and other entities so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entities. For example, disclose, if true, that your subsidiaries conduct operations in China.

Response:

We have revised our disclosure in the Amended Registration Statement as requested.

4.	We note your response to our prior comment 4 and reissue in part. Please include this disclosure on the cover page of your prospectus. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response:

We have revised the disclosure on the cover page and pages 3 and 67 of the Amended Registration Statement as requested.

Prospectus Summary, page 1

5.	We note your response to our prior comment 6 and reissue in part. State whether you or your subsidiaries are covered by permissions requirements by any other PRC entity that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response:

We have revised the disclosure on page 2 and 66 of the Amended Registration Statement as requested.

6.	We note your response to our prior comment 9 and reissue in part. Please revise your ownership chart to include other entities domiciled in China, including indie Semiconductor HK, Ltd and Shanghai Ziying Microelectronics Co., Ltd.

Response:

We have revised the disclosure on pages 2 and 66 of the Amended Registration Statement as requested.

Division of Corporation Finance

January 20, 2022

Risk Factors, page 10

7.	We note your response to our prior comment 10 and reissue in part. Please revise to specifically address the risk that the PRC may intervene in the company’s subsidiary at any time and that it could adversely affect the company’s business.

Response:

We have revised the risk factor disclosure on page 24 as requested.

General

8.	Please tell us whether indie Semiconductor is required to obtain any permissions or approvals from Chinese authorities to list its securities on a U.S. stock exchange or issue securities to non-Chinese investors, or for your company to operate your business.

Response:

indie Semiconductor, Inc. is not required to obtain any permissions or approvals from Chinese authorities to list its securities on a U.S. stock exchange or issue securities to non-Chinese investors, or to operate its business. See disclosure on page 2 of the Amended Registration Statement.

9.	Please summarize and confirm the extent to which the business operations of indie Semiconductor, Inc. will be conducted in the PRC or Hong Kong.

Response:

indie Semiconductor, Inc. is headquartered in Aliso Viejo, California, a majority of its operations are based in the United States, and a majority of its employees are located in the United States and Canada. For the 9 months ended September 30, 2021, approximately 33% of indie Semiconductor, Inc.’s consolidated revenue was generated from product sales to Chinese-owned customers with a final shipping destination of China, approximately 27% of consolidated revenue was generated from product sales to non-Chinese-owned customers with a final shipping destination of China, and approximately 40% of consolidated revenue was generated from product sales and services provided to non-Chinese-owned customers with a final shipping destination elsewhere. We have revised the disclosure in the Amended Registration Statement on the cover page, and on pages 6 and 22 accordingly.

10.	Please tell us whether any accounting work papers will be located in the PRC or Hong Kong and, accordingly, would be subject to PRC rules and regulations that could limit the ability to inspect such work papers.

Response:

No accounting work papers are located in the PRC or Hong Kong, and will not be subject to PRC rules and regulations that could limit the ability to inspect such work papers.

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Division of Corporation Finance

January 20, 2022

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott
Jonathan H. Talcott

cc:	indie Semiconductor, Inc.
Mr. Thomas Schiller